United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Itabiruçu dam emergency level removal

Rio de Janeiro, February 23rd, 2021 - Vale S.A. ("Vale") informs that, in line with its iron ore production resumption plan, the emergency level of the Itabiruçu dam, located at the Itabira Complex, has been removed after a thorough analysis of its geotechnical characteristics. As of this moment, the dam is in compliance with the legal safety parameters and released.

The Itabiruçu dam

In October 2019, stemmed from Vale's own assessment, in agreement with external inspection bodies, the disposal of tailings at the Itabiruçu dam was temporarily suspended. During the shutdown, the dam adopted the Level 1 emergency protocol, in accordance with the National Mining Agency ("ANM"), which did not require evacuation of the downstream population. Throughout this period, the Declaration of Stability Condition ("DCE") remained valid.

The removal of the emergency level came after an extensive geotechnical investigation campaign of the structure, which lasted about a year. During this period, with the support of the Engineer of Record (EoR) and other specialized companies, several studies of foundations, geology, construction method, among others, were carried out, which indicated, with greater precision, the current conditions of the dam. All the work was monitored by the external technical advisory body of the Public Prosecutor's Office of Minas Gerais (MPMG) and validated by the ANM.

The Itabira Complex

In 2020, 23.9 Mt of iron ore were produced at the Itabira Complex, substantially below its 40 Mpta potential capacity. It is also important to clarify that complementary geotechnical investigations are underway to determine the engineering measures for the continuity of the dam raising construction works, thus increasing the operational flexibility of the complex, while the tailings filtration projects as a definitive solution for the complex are being implemented, with start-up expected in 2022.

The Itabiruçu dam's safety adequacy reinforces Vale's commitment to becoming one of the safest mining companies in the world and is another important step towards resuming 400 Mtpa of iron ore production capacity by the end of 2022.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: February 23, 2020		Head of Investor Relations